Contact

www.linkedin.com/in/wes-lyons-94602477 (LinkedIn)
www.hopkinsim.com/team-member/wesley-lyons (Company)

Top Skills

Financial Planning
Private Equity
Wealth Management

Wes Lyons

General Partner at Eagle Venture Fund
Southlake, Texas, United States

Summary

Wes Lyons is a decorated veteran, entrepreneur, investor, and Certified Financial Planner®

Experience

Eagle Venture Fund
General Partner
January 2017 - Present (7 years 3 months)

The Eagle Venture Fund is a global private equity fund that invests in early-stage companies with a focus on creating significant financial returns and significant impact for all stakeholders. The firm has offices in Dallas and Zurich.

WayMaker Funds
General Partner
January 2020 - May 2023 (3 years 5 months)
Southlake, Texas, United States

WayMaker is a multi-family investment fund that delivers significant returns and significant impact with an exclusive sourcing network, industry-leading investment committee, best-in-class partners, and unique value-add strategy consisting of technology, asset optimization, and community engagement with a high-impact ministry partner.

Hopkins Capital Partners Fund
General Partner
December 2015 - December 2019 (4 years 1 month)
Annapolis, MD

The Hopkins Capital Partners Fund is a diverse portfolio of private investments for accredited investors seeking superior returns with lower volatility.

Hopkins Investment Management
Financial Advisor
March 2015 - December 2019 (4 years 10 months)
Annapolis, MD

Senior Financial Advisor. Investment Committee Member, and Compliance Committee Member.

US Navy Reserve
Naval Reserve Officer
March 2015 - September 2019 (4 years 7 months)

Naval Flight Officer

US Navy
Naval Officer
May 2007 - March 2015 (7 years 11 months)

I served as a Naval Flight Officer, Navigator and Communicator, Mission Commander, Training Department Head, Force Structure Analyst, Executive Assistant and Division Officer

---

Education

United States Naval Academy
Bachelor of Science (B.S.), Mechanical Engineering · (2003 - 2007)

Boston University
Certified Financial Planner Course of Study, Accounting and Finance · (2011 - 2012)